PROSPECTUS SUPPLEMENT                           Filed pursuant to Rule 424(b)(2)
(To Prospectus dated November 12, 1998)               Registration No. 333-66865

EMERSON ELECTRIC CO. LOGO

                                  $40,000,000

                              Emerson Electric Co.
                      FLOATING RATE NOTES DUE MAY 20, 2039
                            ------------------------
EMERSON ELECTRIC CO. WILL PAY INTEREST ON THE NOTES AT A FLOATING RATE BASED UPON A ONE-MONTH COMMERCIAL PAPER RATE MINUS 19 BASIS POINTS (0.19%). EMERSON WILL PAY INTEREST ON EACH AUGUST 20, NOVEMBER 20, FEBRUARY 20 AND MAY 20, BEGINNING AUGUST 20, 1999. EMERSON WILL NOT HAVE THE RIGHT TO REDEEM THE NOTES BEFORE THEIR SCHEDULED MATURITY ON MAY 20, 2039. HOLDERS OF THE NOTES MAY REQUIRE EMERSON TO REDEEM ALL OR A PORTION OF THE NOTES ON MAY 20 OF EVERY THIRD YEAR, BEGINNING ON MAY 20, 2009, AT THE REDEMPTION PRICES SPECIFIED IN THIS PROSPECTUS SUPPLEMENT, PLUS INTEREST ACCRUED ON THE NOTES TO THE DATE THAT EMERSON REDEEMS THE NOTES. EMERSON WILL HAVE THE RIGHT TO SHORTEN THE MATURITY OF THE NOTES UNDER CERTAIN LIMITED CIRCUMSTANCES DESCRIBED IN THIS PROSPECTUS SUPPLEMENT. EMERSON WILL ISSUE THE NOTES ONLY IN DENOMINATIONS OF $1,000 AND INTEGRAL MULTIPLES OF $1,000.
                            ------------------------

                    PRICE 100% AND ACCRUED INTEREST, IF ANY
                            ------------------------

                                                                  UNDERWRITING
                                                    PRICE TO      DISCOUNTS AND    PROCEEDS TO
                                                     PUBLIC        COMMISSIONS       COMPANY
                                                  ------------    -------------    ------------
Per Note......................................       100.0%           1.0%            99.0%
Total.........................................    $40,000,000       $400,000       $39,600,000

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The Underwriter expects to deliver the Notes to the purchasers on May 20, 1999.

                            ------------------------
                           MORGAN STANLEY DEAN WITTER
May 10, 1999

                               TABLE OF CONTENTS

                             PROSPECTUS SUPPLEMENT

                                                                PAGE
                                                                ----
Use of Proceeds.............................................    S-3
Ratio of Earnings to Fixed Charges..........................    S-3
Description of the Notes....................................    S-3
Underwriting................................................    S-7
Validity of the Notes.......................................    S-8

                             PROSPECTUS

Where You Can Find More Information.........................      2
Information About Emerson...................................      3
Use of Proceeds.............................................      3
Ratio of Earnings to Fixed Charges..........................      3
Description of the Debt Securities..........................      4
Book-Entry Debt Securities..................................      8
Plan of Distribution........................................      9
Experts.....................................................     10

                            ------------------------

     You should rely only on the information contained in this Prospectus Supplement and the Prospectus. We have not authorized anyone to provide you with information different from that contained in this Prospectus Supplement or the Prospectus. We are offering to sell Notes and seeking offers to buy Notes, only in jurisdictions where offers and sales are permitted. The information contained in this Prospectus Supplement and the Prospectus is accurate only as of the date of this Prospectus Supplement, regardless of the time of delivery of this Prospectus Supplement or any sale of the Notes.

                                USE OF PROCEEDS

     Emerson expects to use the net proceeds from the sale of the Notes (estimated at $39.6 million, before deducting estimated expenses of this offering) to repay a portion of its commercial paper borrowings. Such commercial paper was issued for general corporate purposes and working capital. As of May 10, 1999, such commercial paper had a weighted average interest rate (on a bond-equivalent yield basis) of approximately 4.9% per annum with a weighted average maturity of approximately 38 days.

                       RATIO OF EARNINGS TO FIXED CHARGES

     The following table sets forth the ratios of earnings to fixed charges of the Company for the periods indicated. For purposes of computation of the ratio of earnings to fixed charges, earnings consist of income before income taxes and cumulative effects of changes in accounting principles plus the amount of fixed charges. Fixed charges consist of interest expense and that portion of rental expense deemed to represent interest.

                                                                                    THREE MONTHS
                                                                                       ENDED
                                                     YEAR ENDED SEPTEMBER 30,       DECEMBER 31,
                                                 --------------------------------   ------------
                                                 1994   1995   1996   1997   1998       1998
                                                 ----   ----   ----   ----   ----   ------------
Ratio of Earnings to Fixed Charges.............  11.0x   9.7x   9.8x  11.3x  10.2x      8.8x
                                                 ====   ====   ====   ====   ====       ===

                            DESCRIPTION OF THE NOTES

     Emerson will issue the Notes under an Indenture dated as of December 10, 1998 between Emerson and The Bank of New York, as Trustee. An Officers' Certificate sets forth the terms of the Notes in accordance with the Indenture and limits the Notes to $40 million aggregate principal amount. Information about the Indenture and the general terms and provisions of the Notes is in the accompanying Prospectus under "Description of the Debt Securities."

     Emerson will issue the Notes in book-entry form, as one or more Notes registered in the name of the nominee of The Depository Trust Company, which will act as Depositary. Beneficial interests in book-entry Notes will be shown on, and transfers of the Notes will be made only through, records maintained by the Depositary and its participants. The provisions set forth under "Book-Entry Debt Securities" in the accompanying Prospectus will apply to the Notes. The Notes will mature on May 20, 2039, unless Emerson exercises its right to shorten the maturity of the Notes, as described under "Conditional Right to Shorten Maturity" below.

     The Notes will be issued only in denominations of $1,000 and any integral multiples of $1,000.

PAYMENT OF INTEREST AND PRINCIPAL

     Emerson will pay interest on the Notes in immediately available funds to the persons in whose names the Notes are registered at the close of business on the Record Date. The "Record Date" with respect to any interest payment date will be the date 15 calendar days prior to such interest payment date, whether or not such date is a Business Day. The term "Business Day" means any day other than a Saturday or Sunday or a day on which applicable law authorizes or requires banking institutions in the City of New York, New York to close.

     The Notes will bear interest from the date of issuance and will be payable quarterly on August 20, November 20, February 20 and May 20 of each year, commencing August 20, 1999 (with respect to the period from and including the date of issuance to but excluding August 20, 1999) and on the maturity date (with respect to the period from and including February 20, 2039 to but excluding May 20, 2039). If any interest payment date would fall on a day that is not a Business Day, such interest payment date will be postponed to the following day that is a Business Day. If the maturity date or any earlier repayment date of the Notes would fall on a day that is not a Business Day, the payment of principal and interest will be made on the next succeeding Business Day. No interest on such payment will accrue for the period from and after such maturity or repayment date, as the case may be. Interest payments will be the amount of interest accrued from and including the date the Notes are issued or from and including the last date in respect of which interest has been paid, to but excluding the interest payment date or maturity date or date of repayment.

     The Notes will bear interest for each Interest Period (as defined below) at a variable rate per annum based on the Commercial Paper Rate (as defined below) for each Accrual Period (as defined below) within such Interest Period, minus a "Spread" of 19 basis points. The "Interest Period" means each period beginning on the date of issuance of the Notes or an interest payment date up to but excluding the next succeeding interest payment date. The "Accrual Period" means the period beginning on and including the date of issuance of the Notes and ending on and excluding June 20, 1999, and thereafter each successive one-month period beginning on and including the 20th of each month and ending on and including the day preceding the 20th of the next month, whether or not that day is a Business Day. Interest during each Accrual Period will accrue at the Commercial Paper Rate, minus the Spread for such Accrual Period on the outstanding principal amount of the Notes and on the sum of the amounts of interest for each of the previous Accrual Periods within an Interest Period.

     The Notes will bear interest at the interest rate as determined by the Calculation Agent (as defined below) on the Calculation Date (as defined below) and calculated with reference to the Commercial Paper Rate and the Spread for each Accrual Period within an Interest Period. The term "Commercial Paper Rate" means, with respect to any Interest Determination Date (as defined below), the Bond Equivalent Yield (as defined below) of the rate on such date for commercial paper having an index maturity of 30 days (the "Index Maturity"), as such rate will be published in "Statistical Release H.15(519), Selected Interest Rates," published by the Board of Governors of the Federal Reserve System, or any successor publication of the Board of Governors of the Federal Reserve System ("H.15(519)"), under the heading "Commercial Paper--Nonfinancial." An index maturity of one month will be deemed equivalent to an index maturity of 30 days. The following procedures will be followed if the Commercial Paper Rate cannot be determined as described above:

     - In the event that such rate is not published by 9:00 A.M., New York City time, on the Calculation Date pertaining to such Interest Determination Date, then the Commercial Paper Rate will be the Bond Equivalent Yield of the rate on such Interest Determination Date for commercial paper of the specified Index Maturity as published in H.15 Daily Update under the heading "Commercial Paper--Nonfinancial."

     - If by 3:00 P.M., New York City time, on such Calculation Date such rate is not yet available in either H.15(519) or H.15 Daily Update, then the Commercial Paper Rate will be the Bond Equivalent Yield of the arithmetic mean of the offered rates as of 11:00 A.M., New York City time, on such Interest Determination Date of three leading dealers of commercial paper in The City of New York selected by the Calculation Agent (after consultation with Emerson) for commercial paper of the specified Index Maturity placed for an industrial issuer whose bond rating is "AA," or the equivalent, from a nationally recognized statistical rating agency.

     - If the dealers selected by the Calculation Agent are not quoting offered rates as mentioned above, the Commercial Paper Rate with respect to such Interest Determination Date will remain the Commercial Paper Rate then in effect on such Interest Determination Date.

"Bond Equivalent Yield" will be a yield calculated in accordance with the following formula:

     - Bond Equivalent Yield =    D X 365
                         ---------------------   X 100
                               360 - (D X M)

       where "D" refers to the applicable per annum rate for commercial paper quoted on a bank discount basis and expressed as a decimal, and "M" refers to the actual number of days in the period for which interest is being calculated.

     The "Interest Determination Date" for each Accrual Period within each Interest Period shall be the second Business Day next preceding such Accrual Period. The "Calculation Date" with respect to an Interest Determination Date shall be the tenth Business Day after such Interest Determination Date.

     Interest on the Notes will be computed and paid on the basis of a 360-day year of twelve 30-day months. Interest on the Notes will be equal to the sum of interest amounts for each Accrual Period within that Interest Period. Interest for an Accrual Period will be calculated in accordance with the following formula:

     Interest for Accrual Period = APA X (CPR - Spread) X T/360

    where, "APA" refers to adjusted principal amount and means (i) in respect of the first Accrual Period in an Interest Period, the principal amount of a Note and (ii) in respect of each succeeding Accrual Period in the Interest Period, an amount equal to the sum of (x) the outstanding principal amount of such Note and (y) the sum of the amounts of interest for each of the previous Accrual Periods in such Interest Period; "CPR" refers to the applicable Commercial Paper Rate for such Accrual Period; and "T" refers to 30 with respect to each Accrual Period.

     The interest rate on the Notes will in no event be higher than the maximum rate permitted by New York law as the same may be modified by United States law of general application.

     The Calculation Agent will, upon the request of the holder of any Note, provide the interest rate then in effect and, if determined, the interest rate that will become effective for the next Accrual Period. The Calculation Agent is The Bank of New York until such time as Emerson appoints a successor Calculation Agent. All calculations made by the Calculation Agent in the absence of manifest error shall be conclusive for all purposes and binding on Emerson and the holders of the Notes. Emerson may appoint a successor Calculation Agent with the written consent of the Trustee, which consent shall not be unreasonably withheld.

SAME-DAY SETTLEMENT AND PAYMENT

     The Notes will trade in the Depositary's same-day funds settlement system until maturity or until Emerson issues the Notes in definitive form. The Depositary will therefore require secondary market trading activity in the Notes to settle in immediately available funds. Emerson can give no assurance as to the effect, if any, of settlement in immediately available funds on trading activity in the Notes.

REDEMPTION BY EMERSON

     Emerson will not have the right to redeem the Notes before their scheduled or shortened maturity. Emerson will not make any sinking fund payments.

REDEMPTION AT OPTION OF HOLDER

     Each of the Notes will be redeemable at the option of the Holder, in whole or in part, on the redemption dates and at the redemption prices (in each case expressed as a percentage of the principal amount) set forth in the following table:

                                                   REDEMPTION
                     DATE                            PRICE
                     ----                          ----------
May 20, 2009...................................      99.00%
May 20, 2012...................................      99.25%
May 20, 2015...................................      99.50%
May 20, 2018...................................      99.75%

and commencing May 20, 2021 and on May 20 of every third year thereafter at 100% of the principal amount, through and including May 20, 2039, in each case, together with accrued and unpaid interest, if any, to the redemption date (subject to the rights of Holders of record on the relevant record date to receive interest due on an interest payment date).

     In order for a Note to be redeemed, the Paying Agent must receive, at least 30 but not more than 60 calendar days prior to the optional redemption date, either the Note with the form entitled "Option to Elect Redemption" on the reverse of the Note duly completed or a telegram, facsimile transmission or a letter from a member of a national securities exchange or a member of the National Association of Securities Dealers, Inc. or a commercial bank or trust company in the United States which must set forth

     - the name of the Holder of the Note

     - the principal amount of the Note

     - the principal amount of the Note to be redeemed

     - the certificate number or a description of the tenor and terms of the Note

     - a statement that the option to elect redemption is being exercised thereby and

     - a guarantee that the Note to be redeemed, together with the duly completed form entitled "Option to Elect Redemption" on the reverse of the Note will be received by the Paying Agent not later than the fifth Business Day after the date of such telegram, facsimile transmission or letter.

     If a Holder exercises the redemption option, Emerson will deposit an amount equal to the principal amount of such Note to be redeemed with the Trustee not later than 2:00 p.m., on the Business Day prior to the redemption date. Such Note shall be transferred through a book entry on the books of the Depositary to Emerson upon receipt of notice from the Trustee that such funds, together with accrued interest on the Note to be redeemed to the redemption date, have been received by the Trustee. The Trustee will distribute to the Holder of record of the redeemed Note such principal amount and accrued interest. A Holder may exercise the redemption option for less than the entire principal amount of the Note, but, in that event, the principal amount of the Note remaining outstanding after redemption must be in an authorized denomination.

     The transactions described above will be executed on the redemption date through the Depositary in accordance with the procedures of the Depositary. The accounts of participants will be debited and credited and the corresponding Notes delivered by book-entry as necessary to effect the redemption thereof. For further information with respect to transfers and settlement through the Depositary, see "Book-Entry Debt Securities" in the accompanying Prospectus.

CONDITIONAL RIGHT TO SHORTEN MATURITY

     Emerson intends to deduct interest paid on the Notes for United States federal income tax purposes. However, there have been proposed federal tax law changes over the past few years that, among other things, would have prohibited an issuer from deducting interest payments on debt instruments with a maturity of more than 40 years. While none of these proposals has become law, there can be no assurance that similar legislation affecting Emerson's ability to deduct interest paid on the Notes will not be enacted in the future or that any such legislation would not have a retroactive effective date. As a result, there can be no assurance that a Tax Event (as defined below) will not occur.

     Upon the occurrence of a Tax Event, Emerson, without the consent of the Holders of the Notes, will have the right to shorten the maturity of the Notes to the minimum extent required, in the opinion of nationally recognized tax counsel, such that, after the shortening of the maturity, interest paid on the Notes will be deductible for United States federal income tax purposes or, if such counsel is unable to opine definitively as to such a minimum period, the minimum extent so required to maintain Emerson's interest deduction to the extent deductible under current law as determined in good faith by the Finance Committee of the Board of Directors of Emerson, after receipt of an opinion of such counsel regarding the applicable legal standards. In such case, the amount payable on such Notes on such new maturity date will be equal to 100% of the principal amount of such Notes plus interest accrued on such Notes to the date such Notes mature on such new maturity date. There can be no assurance that Emerson would not exercise its right to shorten the maturity of the Notes on the occurrence of such a Tax Event or as to the period by which such maturity would be shortened. In the event that Emerson elects to exercise its right to shorten the maturity of the Notes on the occurrence of a Tax Event, Emerson will mail a notice to each Holder of Notes by first-class mail not more than 60 days after the occurrence of such Tax Event, stating the new maturity date of the Notes. Such notice shall be effective immediately upon mailing.

     "Tax Event" means that Emerson shall have received an opinion of nationally recognized tax counsel to the effect that, as a result of (a) any amendment to, clarification of, or change (including any announced prospective amendment, clarification or change) in any law, or any regulation thereunder, of the United States, (b) any judicial decision, official administrative pronouncement, ruling, regulatory procedure, regulation, notice or announcement, including any notice or announcement of intent to adopt or promulgate any ruling, regulatory procedure or regulation (any of the foregoing, an "Administrative or Judicial Action"), or (c) any amendment to, clarification of, or change in any official position with respect to, or any interpretation of, an Administrative or Judicial Action or a law or regulation of the United States that differs from the theretofore generally accepted position or interpretation, in each case of clauses (a), (b) and (c), occurring on or after May 10, 1999, there is more than an insubstantial increase in the risk that interest paid by Emerson on the Notes is not, or will not be, deductible, in whole or in part, by Emerson for United States federal income tax purposes.

NOTES USED AS QUALIFIED REPLACEMENT PROPERTY

     Prospective investors seeking to treat the Notes as "qualified replacement property" for purposes of Section 1042 of the Internal Revenue Code of 1986, as amended (the "Code"), should be aware that Section 1042 requires the issuer to meet certain requirements in order for the Notes to constitute qualified replacement property. In general, qualified replacement property is a security issued by a domestic operating corporation that did not, for the taxable year preceding the taxable year in which such security was purchased, have "passive investment income" in excess of 25 percent of the gross receipts of such corporation for such preceding taxable year (the "Passive Income Test"). For purposes of the Passive Income Test, where the issuing corporation is in control of one or more corporations, all such corporations are treated as one corporation (the "Affiliated Group") for the purposes of computing the amount of passive investment income under Section 1042.

     Emerson believes that less than 25 percent of its Affiliated Group's gross receipts was passive investment income for the taxable year ended September 30, 1998. In making this determination, Emerson has made certain assumptions and used procedures which it believes are reasonable. Emerson can give no assurance as to whether Emerson will continue to meet the Passive Income Test. It is, in addition, possible that the Internal Revenue Service may disagree with the manner in which Emerson has calculated the Affiliated Group's gross receipts and the conclusions reached herein. Prospective purchasers of the Notes are advised to consult with their own tax advisors with respect to the application of
Section 1042 to their particular circumstances and other tax matters relating to the Notes.

GOVERNING LAW

     The Notes will be governed by and construed in accordance with the laws of the State of New York.

                                  UNDERWRITING

     Emerson is selling the Notes to Morgan Stanley & Co. Incorporated under a Pricing Agreement dated May 10, 1999.

     Under the terms and conditions of the Pricing Agreement, if the Underwriter takes any of the Notes, then it is obligated to take and pay for all of the Notes.

     The Notes are a new issue of securities with no established trading market. Emerson does not intend to apply for listing of the Notes on any national securities exchange. The Underwriter has advised Emerson that it intends to make a market for the Notes, but it has no obligation to do so. It also may discontinue market making at any time without providing any notice. Emerson cannot give any assurance as to the liquidity of any trading market for the Notes.

     The Underwriter initially proposes to offer the Notes directly to the public at the public offering price set forth on the cover page.

     Emerson has agreed to indemnify the Underwriter against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute payments which the Underwriter may be required to make in respect of such liabilities.

     In connection with the offering of the Notes, the Underwriter may engage in transactions that stabilize, maintain or otherwise affect the prices of the Notes. Specifically, the Underwriter may overallot in connection with the offering of the Notes, creating a short position in the Notes for its own account. In addition, the Underwriter may bid for, and purchase, Notes in the open market to cover short positions or to stabilize the price of the Notes. Finally, the Underwriter may reclaim selling concessions allowed for distributing the Notes in the offering, if the Underwriter repurchases previously distributed Notes in transactions to cover short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market prices of the Notes above independent market levels. The Underwriter is not required to engage in any of these activities and may end any of these activities at any time.

UNDERWRITING COMPENSATION

                                                                PER NOTE     TOTAL
                                                                --------    --------
Underwriting Discounts
  and Commissions paid
  by the Company............................................      1.0%      $400,000

     Emerson estimates that it will spend approximately $85,000 for printing, ratings agency, trustee and legal fees, and other expenses related to this offering.

     In the ordinary course of its business, the Underwriter and its affiliates have engaged, and may in the future engage, in commercial banking and/or investment banking transactions with Emerson and its affiliates.

                             VALIDITY OF THE NOTES

     H. M. Smith, Esq., Emerson's Assistant Secretary and Assistant General Counsel, will pass upon the legality of the Notes for Emerson. Davis Polk & Wardwell, 450 Lexington Avenue, New York, New York 10017, will pass upon the legality of the Notes for the Underwriter. Mr. Smith beneficially owns 13,088 shares of Common Stock of the Company and has options to purchase 1,000 shares. Davis Polk & Wardwell will rely on the opinion of Mr. Smith with respect to all matters of Missouri law. Davis Polk & Wardwell acts as counsel to Emerson from time to time with respect to various other matters.

LOGO

                              EMERSON ELECTRIC CO.

                                DEBT SECURITIES

                         ------------------------------

     This Prospectus describes Debt Securities which we may issue and sell at various times:

     - The Debt Securities may be debentures, notes or other unsecured evidences of indebtedness of Emerson.

     -  We may issue them in one or several series.

     - The total principal amount of the Debt Securities to be issued under this Prospectus will be not more than $1,000,000,000 (or the equivalent amount in other currencies).

     - The terms of each series of Debt Securities (interest rates, maturity, redemption provisions and other terms) will be determined at the time of sale, and will be specified in a Prospectus Supplement which will be delivered together with this Prospectus at the time of the sale.

     We may sell Debt Securities to or through underwriters, dealers or agents. We may also sell Debt Securities directly to investors. More information about the way we will distribute the Debt Securities is under the heading "Plan of Distribution." Information about the underwriters or agents who will participate in any particular sale of Debt Securities will be in the Prospectus Supplement relating to that series of Debt Securities.

                         ------------------------------

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES, OR DETERMINED THAT THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

               THE DATE OF THIS PROSPECTUS IS NOVEMBER 12, 1998.

     We have not authorized anyone to give any information or to make any representations concerning the offering of the Debt Securities except that which is in this Prospectus or in the Prospectus Supplement which is delivered with this Prospectus, or which is referred to under "Where You Can Find More Information." If anyone gives or makes any other information or representations, you should not rely on it. This Prospectus is not an offer to sell or a solicitation of an offer to buy any securities other than the Debt Securities which are referred to in the Prospectus Supplement. This Prospectus is not an offer to sell or a solicitation of an offer to buy such Debt Securities in any circumstances in which such offer or solicitation is unlawful. You should not interpret the delivery of this Prospectus, or any sale of Debt Securities, as an indication that there has been no change in our affairs since the date of this Prospectus. You should also be aware that information in this Prospectus may change after this date.

                               TABLE OF CONTENTS

Table Of Contents...........................................       2
Where You Can Find More Information.........................       3
Information About Emerson...................................       3
Use Of Proceeds.............................................       3
Description Of The Debt Securities..........................       4
Book-Entry Debt Securities..................................       8
Plan Of Distribution........................................       9
Experts.....................................................      10

                      WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any of these documents at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public at the SEC's web site at http://www.sec.gov. The SEC allows us to incorporate by reference the information we file with them, which means that we can disclose important information to you by referring you to those documents.

     The information incorporated by reference is considered to be part of this Prospectus, and later information that we file with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 until we sell all of the Debt Securities. This Prospectus is part of a registration statement we filed with the SEC.

     -  Our Annual Report on Form 10-K for the year ended September 30, 1997.

     - Our Quarterly Reports on Form 10-Q for the quarters ended December 31, 1997, March 31, 1998 and June 30, 1998.

     - Our Current Reports on Form 8-K dated October 7, 1997, December 29, 1997 and October 6, 1998.

     You may receive a copy of any of these filings, at no cost, by writing or telephoning H. M. Smith, our Assistant Secretary and Assistant General Counsel, at Emerson Electric Co., Station 2431, 8000 West Florissant Avenue, P.O. Box 4100, St. Louis, Missouri 63136, telephone 314-553-2431.

     We have filed with the SEC a Registration Statement to register the Debt Securities under the Securities Act of 1933. This Prospectus omits certain information contained in the Registration Statement, as permitted by SEC rules. You may obtain copies of the Registration Statement, including exhibits, as noted in the first paragraph above.

                           INFORMATION ABOUT EMERSON

     Emerson Electric Co. was incorporated in Missouri in 1890. We were originally engaged in the manufacture and sale of electric motors and fans. We subsequently expanded our product lines through internal growth and acquisitions. We are now engaged principally in the design, manufacture and sale of a broad range of electrical, electromechanical and electronic products and systems throughout the world. Our principal executive offices are at 8000 West Florissant Avenue, P. O. Box 4100, St. Louis, Missouri 63136. Our telephone number is (314) 553-2000.

                                USE OF PROCEEDS

     Unless otherwise specified in the Prospectus Supplement which accompanies this Prospectus, we intend to add the net proceeds from the sale of the Debt Securities to our general funds. We expect to use the proceeds for general corporate purposes, including working capital, capital expenditures, and the repayment of short-term borrowings. Before we use the proceeds for these purposes, we may invest them in short-term investments.

                       RATIO OF EARNINGS TO FIXED CHARGES

     The following table sets forth the ratios of earnings to fixed charges of the Company for the periods indicated. For purposes of computation of the ratio of earnings to fixed charges, earnings consist of income before income taxes and cumulative effects of changes in accounting principles plus the amount of fixed charges. Fixed charges consist of interest expense and that portion of rental expense deemed to represent interest.

                                                                                     NINE MONTHS
                                                     YEAR ENDED SEPTEMBER 30,       ENDED JUNE 30,
                                                 --------------------------------   --------------
                                                 1993   1994   1995   1996   1997        1998
                                                 ----   ----   ----   ----   ----   --------------
Ratio of Earnings to Fixed Charges.............   7.5x  11.0x   9.7x   9.8x  11.3x       10.4x

                       DESCRIPTION OF THE DEBT SECURITIES

     This section describes some of the general terms of the Debt Securities. The Prospectus Supplement describes the particular terms of the Debt Securities we are offering. The Prospectus Supplement also indicates the extent, if any, to which such general provisions may not apply to the Debt Securities being offered.

     We will issue the Debt Securities under an Indenture between us and The Bank of New York, which is serving as Trustee. The Indenture is an exhibit to the Registration Statement. We are summarizing certain important provisions of the Debt Securities and the Indenture. This is not a complete description of the important terms. You should refer to the specific terms of the Indenture for a complete statement of the terms of the Indenture and the Debt Securities. When we use capitalized terms which we don't define here, those terms have the meanings given in the Indenture. When we use references to Sections, we mean Sections in the Indenture.

GENERAL

     The Debt Securities will be unsecured obligations of Emerson.

     The Indenture does not limit the amount of Debt Securities that we may issue under the Indenture, nor does it limit other debt that we may issue. We may issue the Debt Securities at various times in different series, each of which may have different terms.

     The Prospectus Supplement relating to the particular series of Debt Securities we are offering includes the following information concerning those Debt Securities:

     -  The title of the Debt Securities.

     -  Any limit on the amount of the Debt Securities that we may offer.

     - The price at which are offering the Debt Securities. We will usually express the price as a percentage of the principal amount.

     -  The maturity date of the Debt Securities.

     - The interest rate per annum on the Debt Securities. We may specify a fixed rate or a variable rate, or we may offer Debt Securities that do not bear interest but are sold at a substantial discount from the amount payable at maturity.

     -  The date from which interest on the Debt Securities will accrue.

     - The dates on which we will pay interest and the regular record dates for determining who is entitled to receive the interest.

     - If applicable, the dates on which or after which, and the prices at which, we are required to redeem the Debt Securities or have the option to redeem the Debt Securities.

     - If applicable, any limitations on our right to defease our obligations under the Debt Securities by depositing cash or securities.

     - The amount that we would be required to pay if the maturity of the Debt Securities is accelerated, if that amount is other than the principal amount.

     - Any additional restrictive covenants or other material terms relating to the Debt Securities.

     -  Any additional Events of Default that will apply to the Debt Securities.

     - If we will make payments on the Debt Securities in any currency other than United States dollars, the currency or composite currency in which we will make those payments. If the currency will be determined under an index, the details concerning such index.

PAYMENTS ON DEBT SECURITIES

     We will make payments on the Debt Securities at the office or agency we will maintain for that purpose (which will be the Corporate Trust Office of the Trustee in New York, New York unless we indicate otherwise in the Prospectus Supplement) or at such other places and at the respective times and in the manner as we designate in the Prospectus Supplement. (Sections 3.1 and 3.2) As explained under "Book-Entry Securities" below, The Depository Trust Company or its nominee will be the initial registered Holder unless the Prospectus Supplement provides otherwise.

FORM, DENOMINATIONS AND TRANSFERS

     Unless otherwise indicated in the Prospectus Supplement:

     - The Debt Securities will be in fully registered form, without coupons, in denominations of $1,000 or any multiple thereof.

     - We will not charge any fee to register any transfer or exchange of the Debt Securities, except for taxes or other governmental charges (if any). (Section 2.8)

ORIGINAL ISSUE DISCOUNT SECURITIES

     If Debt Securities are Original Issue Discount Securities, we will offer and sell them at a substantial discount below their stated principal amount. We will describe Federal income tax consequences and other special considerations applicable to any such Original Issue Discount Securities in the Prospectus Supplement. "Original Issue Discount Security" means any security which provides that less than the full principal amount will be due if the maturity is accelerated or if the security is redeemed before its maturity. (Section 5.1)

INDEXED DEBT SECURITIES

     We may issue Debt Securities under which the principal amount payable at maturity or the amount of interest payable will be determined by reference to currency exchange rates, commodity prices, equity indices or other factors. In that case, the amount we will pay to the Holders will depend on the value of the applicable currency, commodity, equity index or other factor at the time our payment obligation is calculated. We will include information in the Prospectus Supplement for those Debt Securities about how we will calculate the principal or interest payable, and will specify the currencies, commodities, equity indices or other factors to which the principal amount payable at maturity or interest is linked. We will also provide information about certain additional tax considerations which would apply to the Holders of those Debt Securities.

CERTAIN RESTRICTIONS

     Unless we otherwise specify in the Prospectus Supplement, there will not be any covenants in the Indenture or the Debt Securities that would protect you against a highly leveraged or other transaction involving Emerson that may adversely affect you as a holder of Debt Securities. If there are provisions that offer such protection, they will be described in the Prospectus Supplement.

     Limitations on Liens. Under the Indenture, we and our Restricted Subsidiaries (defined below) may not issue any debt for money borrowed, or assume or guarantee any such debt, which is secured by a mortgage on a Principal Property (defined below) or shares of stock or indebtedness of any Restricted Subsidiary, unless such mortgage similarly secures your Debt Securities. A Principal Property is any manufacturing plant or manufacturing facility that we or any Restricted Subsidiary owns, is located within the continental United States and, in the opinion of our Board of Directors, is of material importance to our total business that we and our Restricted Subsidiaries conduct, taken as a whole. The above restriction will not apply to debt that is secured by:

     - mortgages on property, shares of stock or indebtedness of any corporation that exists when it becomes a Restricted Subsidiary;

     - mortgages on property that exist when we acquire the property and mortgages that secure payment of the purchase price of the mortgaged property;

     - mortgages that secure debt which a Restricted Subsidiary owes to us or to another Restricted Subsidiary;

     -  mortgages that existed at the date of the Indenture;

     - mortgages on property of a company that exist when we acquire the company;

     - mortgages in favor of a government to secure debt that we incur to finance the purchase price of the property that we mortgage; or

     - extensions, renewals or replacement of any of the mortgages described above.

A Restricted Subsidiary is a direct or indirect subsidiary of Emerson if substantially all of its property is located in the continental United States and if it owns any Principal Property (except a subsidiary principally engaged in leasing or in financing installment receivables or overseas operations).

     The Indenture also excepts from this limitation on liens secured debt of up to 10% of our consolidated net tangible assets. (Section 3.6)

     Limitation on Sale and Leaseback Transactions. We may not enter into sale and leaseback transactions involving any Principal Property, except for leases of up to three years, unless

     - we could issue debt secured by the property involved (under the limitations on liens described above) in an amount equal to the Attributable Debt which would be calculated under the Indenture based on the rental payments to be received, or

     - we pay other debt within 90 days in an amount not less than such Attributable Debt amount. (Section 3.7)

     Restrictions on Consolidation, Merger or Sale. We may not consolidate or merge or sell or convey all or substantially all of our assets unless (a) the surviving corporation (if it is not Emerson) is a domestic corporation and assumes our obligations on your Debt Securities and under the Indenture and (b) immediately after such transactions, there is no default. (Section 9.1)

DEFEASANCE

     The Indenture includes provisions allowing defeasance that we may choose to apply to Debt Securities of any series. If we do so, we would deposit with the Trustee or another trustee money or U. S. Government Obligations sufficient to make all payments on those Debt Securities. If we make such a deposit with respect to your Debt Securities, we may elect either:

     - to be discharged from all our obligations on your Debt Securities, except for our obligations to register transfers and exchanges, to replace temporary or mutilated, destroyed, lost or stolen Debt Securities, to maintain an office or agency in respect of the Debt Securities and to hold moneys for payment in trust; or

     - to be released from our restrictions described above relating to liens and sale/leaseback transactions.

     To establish such a trust, we must deliver to the Trustee an opinion of our counsel that the Holders of the Debt Securities will not recognize income, gain or loss for Federal income tax purposes as a result of such defeasance and will be subject to Federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such defeasance had not occurred. There may be additional provisions relating to defeasance which we will describe in the Prospectus Supplement. (Sections 13.1, 13.2, 13.3 and 13.4)

EVENTS OF DEFAULT, NOTICE AND WAIVER

     If certain Events of Default by us specified in the Indenture happen and are continuing, either the Trustee or the Holders of 25% in principal amount of the outstanding Debt Securities of a series may declare the principal, and accrued interest, if any, of all securities of such series to be due and payable. If other specified Events of Default happen and are continuing, either the Trustee or the Holders of 25% in principal amount of the outstanding Debt Securities of all series may declare the principal, and accrued interest, if any, of all the outstanding Debt Securities to be due and payable. (Section 5.1)

     An Event of Default in respect of any series of Debt Securities means:

     -  default for 30 days in payment of any interest installment;

     - default in payment of principal, premium, sinking fund installment or analogous obligation when due;

     - unless stayed by litigation, default, for 90 days after notice to Emerson by the Trustee or by the Holders of 25% in principal amount of the outstanding Debt Securities of such series, in performance of any other covenant in the Indenture governing such series; and

     - certain events of our bankruptcy, insolvency and reorganization. (Section 5.1)

     Within 90 days after a default in respect of any series of Debt Securities, the Trustee must give to the Holders of such series notice of all uncured and unwaived defaults by us known to it. However, except in the case of default in payment, the Trustee may withhold such notice if it in good faith determines that such withholding is in the interest of such Holders. The term "default" means, for this purpose, the happening of any Event of Default, disregarding any grace period or notice requirement. (Section 5.11)

     Before the Trustee is required to exercise rights under the Indenture at the request of Holders, it is entitled to be indemnified by such Holders, subject to its duty, during an Event of Default, to act with the required standard of care. (Sections 6.1 through 6.13)

     If any Event of Default has occurred, the Holders of a majority in principal amount of the outstanding Debt Securities of any series may direct the time, method and place of conducting proceedings for remedies available to the Trustee, or exercising any trust or power conferred on the Trustee, in respect of such series. (Section 5.9)

     Emerson must file an annual certificate with the Trustee that it is in compliance with conditions and covenants under the Indenture. (Section 3.5)

     In certain cases, the Holders of a majority in principal amount of the outstanding Debt Securities of a series, on behalf of the Holders of all Debt Securities of such series, or the Holders of a majority of all outstanding Debt Securities voting as a single class, on behalf of the Holders of all outstanding Debt Securities, may waive any past default or Event of Default, or compliance with certain provisions of the Indenture, but may not waive among other things an uncured default in payment. (Sections 5.1 and 5.10)

MODIFICATION OR AMENDMENT OF THE INDENTURE

     If we receive the consent of the holders of a majority in principal amount of the outstanding Debt Securities affected, we may enter into supplemental indentures with the Trustee that would

     -  add, change or eliminate provisions in the Indenture; or

     -  change the rights of the Holders of Debt Securities.

     However, unless we receive the consent of all of the affected Holders, we may not enter into supplemental indentures that would with respect to the Debt Securities of such Holders:

     -  change the maturity;

     -  reduce the principal amount or any premium;

     -  reduce the interest rate or extend the time of payment of interest;

     - reduce any amount payable on redemption or reduce the amount of the principal of an Original Issue Discount Security that would be payable on acceleration;

     -  impair or affect the right of any Holder to institute suit for payment;

     -  change any right of the Holder to require repayment; or

     - reduce the requirement for two-thirds approval of supplemental indentures. (Section 8.2)

REGARDING THE TRUSTEE

     The Trustee is The Bank of New York. The Trustee is a lender to us under our revolving credit agreement. From time to time, we may enter into other banking relationships with the Trustee.

                           BOOK-ENTRY DEBT SECURITIES

     The Prospectus Supplement will indicate whether we are issuing the related Debt Securities as book-entry securities. Book-entry securities of a series will be issued in the form of one or more global notes that will be deposited with The Depository Trust Company, New York, New York, and will evidence all of the Debt Securities of that series. This means that we will not issue certificates to each Holder. We will issue one or more global securities to DTC, which will keep a computerized record of its participants (for example, your broker) whose clients have purchased the Debt Securities. The participant will then keep a record of its clients who own the Debt Securities. Unless it is exchanged in whole or in part for a security evidenced by individual certificates, a global security may not be transferred, except that DTC, its nominees and their successors may transfer a global security as a whole to one another. Beneficial interests in global securities will be shown on, and transfers of beneficial interests in global notes will be made only through, records maintained by DTC and its participants. Each person owning a beneficial interest in a global security must rely on the procedures of DTC and, if such person is not a participant, on the procedures of the participant through which such person owns its interest to exercise any rights of a Holder of Debt Securities under the Indenture.

     The laws of some jurisdictions require that certain purchasers of securities such as Debt Securities take physical delivery of such securities in definitive form. Such limits and such laws may impair your ability to acquire or transfer beneficial interests in the global security.

     We will make payments on each series of book-entry Debt Securities to DTC or its nominee, as the sole registered owner and holder of the global security. Neither Emerson, the Trustee nor any of their agents will be responsible or liable for any aspect of DTC's records relating to or payments made on account of beneficial ownership interests in a global security or for maintaining, supervising or reviewing any of DTC's records relating to such beneficial ownership interests.

     DTC has advised us that, when it receives any payment on a global security, it will immediately, on its book-entry registration and transfer system, credit the accounts of participants with payments in amounts proportionate to their beneficial interests in the global security as shown on DTC's records. Payments by participants to you, as an owner of a beneficial interest in the global security, will be governed by standing instructions and customary practices (as is now the case with securities held for customer accounts registered in "street name") and will be the sole responsibility of such participants.

     A global security representing a series will be exchanged for certificated Debt Securities of that series only if (x) DTC notifies us that it is unwilling or unable to continue as Depositary or if DTC ceases to be a clearing agency registered under the 1934 Act and we don't appoint a successor within 90 days,
(y) we decide that the global security shall be exchangeable or (z) there is an Event of Default under the Indenture or an event which with the giving of notice or lapse of time or both would become an Event of Default with respect to the Debt Securities represented by such global security. If that occurs, we will issue Debt Securities of that series in certificated form in exchange for such global security. An owner of a beneficial interest in the global security then will be entitled to physical delivery of a certificate for Debt Securities of such series equal in principal amount to such beneficial interest and to have such Debt Securities registered in its name. We would issue the certificates for such Debt Securities in denominations of $1,000 or any larger amount that is an integral multiple thereof, and we would issue them in registered form only, without coupons.

     DTC has advised us that it is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered under the 1934 Act. DTC was created to hold the securities of its participants and to facilitate the clearance and settlement of securities transactions among its participants through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. DTC's participants include securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations, some of whom (and/or their representatives) own DTC. Access to DTC's book-entry system is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly. The rules applicable to DTC and its participants are on file with the SEC. No fees or costs of DTC will be charged to you.

                              PLAN OF DISTRIBUTION

     We may sell Debt Securities to or through one or more underwriters or dealers, and also may sell Debt Securities directly to other purchasers or through agents. Such firms may also act as our agents in the sale of Debt Securities. Only underwriters named in the Prospectus Supplement will be considered as underwriters of the Debt Securities offered by such Supplement.

     We may distribute Debt Securities at different times in one or more transactions. We may sell Debt Securities at fixed prices, which may change, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices.

     In connection with the sale of Debt Securities, underwriters may receive compensation from us or from purchasers of Debt Securities in the form of discounts, concessions or commissions. Underwriters, dealers and agents that participate in the distribution of Debt Securities may be deemed to be underwriters. Discounts or commissions they receive and any profit on their resale of Debt Securities may be considered underwriting discounts and commissions under the Securities Act of 1933. We will identify any such underwriter or agent, and we will describe any such compensation, in the Prospectus Supplement.

     We may agree to indemnify underwriters, dealers and agents who participate in the distribution of Debt Securities against certain liabilities, including liabilities under the 1933 Act. We may also agree to contribute to payments which the underwriters, dealers or agents may be required to make in respect of such liabilities.

     We may authorize dealers or other persons who act as our agents to solicit offers by certain institutions to purchase Debt Securities from us under contracts which provide for payment and delivery on a future date.

We may enter into such contracts with commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and others. If we enter into such agreements concerning any series of Debt Securities, we will indicate that in the Prospectus Supplement.

     In connection with an offering of Debt Securities, underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Debt Securities. Specifically, underwriters may over-allot in connection with the offering, creating a syndicate short position in the Debt Securities for their own account. In addition, underwriters may bid for, and purchase, Debt Securities in the open market to cover short positions or to stabilize the price of the Debt Securities. Finally, underwriters may reclaim selling concessions allowed for distributing the Debt Securities in the offering if the underwriters repurchase previously distributed Debt Securities in transactions to cover short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the Debt Securities above independent market levels. Underwriters are not required to engage in any of these activities and may end any of these activities at any time.

                                    EXPERTS

     The consolidated financial statements of Emerson Electric Co. and subsidiaries as of September 30, 1997 and 1996, and for each of the years in the three-year period ended September 30, 1997 incorporated by reference herein, have been incorporated herein in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, incorporated by reference herein and upon the authority of said firm as experts in accounting and auditing.

                           EMERSON ELECTRIC CO. LOGO